Leerink Swann LLC

One Federal Street, 37th Floor

Boston, MA 02110

January 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	Withdrawal of Request for Acceleration of Effective Date

KaloBios Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-184299)

Dear Mr. Riedler:

On January 30, 2013, we, as the Representative of the several underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-184299) so that it may be declared effective on January 30, 2013, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. We hereby withdraw such acceleration request.

[Signature Page Follows]

Very truly yours, LEERINK SWANN LLC As Representative of the several Underwriters

By:	LEERINK SWANN LLC

By	/s/ Bryan Giraudo
Name: Bryan Giraudo Title: Managing Director

[Signature Page to Withdrawal of Acceleration Request]